SECOND QUARTER 2007

FINANCIAL REPORT

June 30, 2007

The accompanying unaudited interim financial statements (“financial statements”) of the Company have been prepared by the management of Birch Mountain Resources Ltd.  The Company’s independent auditor has not performed a review of the accompanying financial statements in accordance with standards established by the Canadian Institute of Chartered Accountant for review of interim financial statements.

EARLY OPERATIONS

MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for the second quarter ended June 30, 2007 is current as of August 10, 2007, and is management’s assessment of the operations and financial results together with future prospects for Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”).  The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, which is composed exclusively of independent directors.  The audit committee reviews this disclosure and recommends approval by the Board of Directors.

The MD&A should be read in conjunction with the unaudited consolidated financial statements for June 30, 2007 (the “Financial Statements”) in addition to the audited consolidated financial statements of the Company and the notes to the consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 (the “Audited Financial Statements”). The accompanying Financial Statements of the Company have been prepared by the management of Birch Mountain in accordance with Canadian generally accepted accounting principles (“GAAP”).  All financial information is expressed in Canadian dollars unless otherwise stated.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations.  The Company has incurred a net loss of $9,539,755 for the six months June 30, 2007 and as of June 30, 2007 had an accumulated deficit of $27,024,656.  The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows from operations, to secure additional financing and to attain profitable operations.  Management is currently reviewing its strategy for additional financing.  There can be no assurance that the efforts will be successful.  These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company’s independent auditor has not performed a review of the accompanying Financial Statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements.  Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures, site reclamation, accounting for convertible debentures, other current liabilities and stock based compensation.  Actual results could differ from management’s estimates.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company’s expectations, including but not limited to: fluctuations in the price and demand of oil; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company’s products; the existence and competitive activities of competitors, technological changes and developments in the oil sands industry; the ability of oil sands companies to raise capital; the effects of seasonal and/or severe weather conditions on operations and facilities; the existence of operating risks inherent in mining; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation,  and environmental; a shortage of qualified personnel; and other unforeseen conditions.  For a more thorough discussion of the risks associated with our business, see the “Risks and Uncertainties” section in this MD&A and the “Risks and Uncertainties” section in the Company’s 2006 Annual Report, filed on SEDAR at www.sedar.com.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

2

EARLY OPERATIONS

BIRCH MOUNTAIN AND OUR BUSINESS ENVIRONMENT

Birch Mountain is a mining company and has defined a limestone mineral reserve on its mineral leases north of Fort McMurray, Alberta, in the heart of the expanding Canadian oil sands industry. In this region, the Company holds extensive metallic and industrial mineral permits and leases that underlie a significant part of the mineable oil sands in the Athabasca region. The size and value is based on independent technical reports by AMEC Americas Limited (“AMEC”), prepared in compliance with Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

The primary sources of demand for limestone aggregate and reagent products in the Fort McMurray region are the numerous oil sands bitumen extraction and upgrading operations, both open pit mining and in-situ, and the related infrastructure and municipal development.

BIRCH MOUNTAIN’S STRATEGY AND VISION

The Company’s strategy is to be the provider of choice for limestone products including aggregate and reagent products to its customers and to play an integral role in the ongoing development in the region.  Our corporate philosophies include the goal to be “Part of the Solution” and this is carried out by working and communicating with regional interest groups on an on-going basis.

Our operations strive to enhance our position as preferred provider to our customers by delivering the highest quality products at market prices and when needed.  We seek to meet the high volume needs of our customers and to provide a product that can create value for them by being meeting or exceeding their construction and environmental needs.

BIRCH MOUNTAIN’S EARLY OPERATIONS

Birch Mountain’s early operations are its initial limestone quarry and aggregate operation, the Muskeg Valley Quarry (“MVQ”), which began commercial production in 2006.  The Company has additional operational plans for the Hammerstone Project, which will integrate the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement, as well as facilities for recycling spent lime and reclaiming solid residues generated when reagent limestone or lime are used to capture sulphur from the air emissions of bitumen upgraders and in-situ boilers currently operational and under construction.  Concerns regarding natural gas price and availability may lead oil sands operators to use alternative, sulphur-bearing fuels in place of natural gas, a transition that would increase regional demand for quicklime and reagent limestone utilization for sulphur capture.

In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the “2006 Technical Report”) was released, updating the pre-feasibility study completed in 2005. The 2006 Technical Report was authored by AMEC and Phoenix Process Engineering, Inc. and describes and provides an economic value for the Hammerstone Project. Limestone reserves reported in the 2006 Technical Report are 1.0 billion tonnes (net of mining losses), with 460 Mt of proven limestone reserves and 539 Mt of probable limestone reserves.  The discounted cash flow net present value (“NPV”) of the Hammerstone Project in constant 2006 dollars, using a discount rate of 7.5%, is $1,669 million on a pre-tax basis and $1,099 million on an after-tax basis.  The internal rate of return (“IRR”) pre-tax is 36.2% and after tax is 31.2% while the payback period is estimated to be 5.9 years from first production in January 2006.

The Company filed an application for approval of the Hammerstone Project with the regulatory authorities in May 2006, updated the application on February 27, 2007 (the “2007 Hammerstone Project Update”) and anticipates receiving regulatory approval in early 2008.  The purpose of the 2007 Hammerstone Project Update was to inform stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The Project Update incorporates new environmental data plus a number of engineering efficiencies and incorporates flash calciners as the startup strategy.  The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

The Company has received approval from Alberta regulatory authorities to construct the 12 kilometre South Haul Road (“SHR”) south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway and bridge. The Company has commenced initial tree clearing and road construction will commence when agreements are in place with the developers of the highway.

The East Athabasca Highway is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The SHR will position Birch Mountain to provide materials for the construction of the new highway and bridge, and to supply the long-term aggregate and reagent requirements of a number of oil sands operators to the east. The new road and bridge will also reduce the haul distance from Birch Mountain’s quarry and planned limestone processing complex to the oil sands operators to the west and to the City of Fort McMurray.

3

QUARTERLY RESULTS

PERFORMANCE

Industrial Minerals Division

As at June 30, 2007, the Company had incurred a net loss of $9.5 million for the six months then ended and had an accumulated deficit of $27 million. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the operations of the MVQ and development of its mineral properties.

The Company currently has operations in the MVQ, producing and selling limestone aggregates to various specifications.  Total sales including delivery revenue for the second quarter were $4.8 million, and for the six months ended June 30, 2007 were $5.7 million.

Processed aggregate product inventories continued to be produced and stockpiled to assure the ability to supply the spot market for aggregates.  In the aggregate industry, inventory is manufactured to meet existing and anticipated orders that are received in advance of customer’s expected delivery dates.  This ensures the Company produces the aggregates to necessary specifications and in quantities required by the customer.  The Company holds this processed aggregate in inventory until the customers take delivery.  A sale is not recorded until the customer takes delivery of the aggregate.

Aggregate Sales and Production

Sales from the MVQ were 600,452 tonnes for the second quarter of 2007.  The average selling price for the second quarter for crushed aggregates was $8.68 per tonne and the average selling price for aggregates produced to a top size specification only was $6.91 per tonne, which are consistent with the expected prices in the 2006 Technical Report. This compares to an average selling price of $8.02 per tonne for the first quarter of 2007, the majority of which were sales of crushed aggregates, and $3.04 per tonne for 2006.  Sales recorded in second quarter 2006 were $87,829 and included a large percentage of lower priced sub-base aggregates, hence the lower average selling price.

During the first quarter of 2007, erection of the Andreas aggregate crushing spread was in progress. The Company began commissioning this high-capacity crushing spread during the second quarter.

Inventory of finished goods and work-in-process decreased during the quarter and at June 30, 2007 totaled $4,354,414 in value. During the second quarter of 2007, the Company produced a total of 546,000 tonnes of aggregate, meeting various product specifications. Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Transportation specifications.

Aggregate Production, Inventory and Sales in tonnes	3 months ended June 30, 2007	6 months ended June 30, 2007
Inventory – beginning of period Adjustment for WIP and in-situ tonnage Production Inventory transfer from WIP to finished goods	1,849,141 (65) 546,386 (546,386)	1,943,905 (20,535) 572,249 (572,249)
MVQ Sales	(600,452)	(674,746)
Inventory – June 30, 2007	1,248,624	1,248,624
Sales
MVQ Sales	600,452	674,745
Total Aggregate Sales	600,452	674,745

4

QUARTERLY RESULTS

Hammerstone Project

Birch Mountain has confirmed that powdered quicklime can be produced using lower cost, modular flash calciners, which will allow the Company to enter the quicklime market on schedule in 2009 at a significantly lower cost than previously forecasted, and provide the ability to stage early production to market demand.  Three long lead item kilns were acquired in 2006 from a subsidiary of Alcoa located at Addy, Washington.  The used kilns and associated equipment were dismantled and shipped in 2006 and are being stored at the Birch Mountain quarry.  The kilns are part of the larger Hammerstone Project and were acquired to take advantage of favourable cost and to mitigate future project risk associated with delays in acquiring kilns. Commissioning of the Company’s first large rotary kiln is now scheduled for 2012, when the projected quicklime and hydrated lime market demand will support a plant facility with higher productive capacity.

Ongoing Development – South Haul Road

The Company has received approval from Alberta regulatory authorities to construct the 12 kilometre South Haul Road (“SHR”) south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway and bridge. During 2007, initial tree clearing began; road construction will commence when agreements are in place with the developers of the highway.

Mineral Exploration and Mineral Technology

With the discovery of metal nanoparticles in rocks in 2000, the Company worked to develop methods for their measurement and extraction. In 2002, the Company was awarded a U.S. patent for a process to extract and recover naturally occurring nanoparticles. Since 2003, the Company has spent minimal amounts in order to hold patents and to allow for some small level of future research work directed at the evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta.

5

QUARTERLY RESULTS

SUMMARY OF QUARTERLY RESULTS

Fluctuations in the financial results over the previous eight quarters are due principally to the start-up and early operations of the Company's limestone quarry.  Sales in the period of early operations are difficult to predict as the Company establishes its market presence.  The quarterly results from early operations may be impacted by weather and permitting issues that delay construction projects and hence the demand for our aggregate products.

Quarterly Results	2007		2006				2005
Three months ended	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Sales	$4,809,915	$859,142	$656,923	$795,812	$ 87,829	-	-	-
Cost of sales	3,741,592	748,987	2,438	899,916	79,105	-	-	-
Interest and other income	68,312	42,379	48,503	69,369	164,358	$ 215,798	$ 209,366	$ 73,612
Interest and bank charges	1,047,294	939,386	406,088	23,572	10,725	2,062	816	1,160
Indirect quarry costs	3,718,667	677,345	1,236,677	709,866	423,817	173,668	-	-
Stock-based compensation expense	379,614	815,827	716,853	916,146	253,501	959,297	16,644	477,783
Amortization, accretion and depletion expense	217,219	221,170	114,772	122,760	29,332	18,713	18,100	16,658
Mineral exploration costs	122,179	107,552	(9,740)	393,750	201,144	273,810	72,482	83,450
Administrative expenses	1,563,855	1,018,818	1,638,080	913,173	861,858	853,529	1,100,188	656,591
Loss for the period	(5,912,191)	(3,627,564)	(3,399,743)	(3,114,002)	(1,607,295)	(2,065,281)	(965,576)	(1,162,030)
Loss per share - basic and fully diluted	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.03)	(0.02)	(0.01)
Inventory	$4,354,414	$5,248,926	$5,703,196	$2,841,122	$1,488,763	$422,348	-	-
Mineral properties	$51,443,163	$45,303,239	$44,608,237	$38,277,530	$30,712,026	$21,230,016	$13,662,648	$7,749,149
Total assets	$84,698,356	$86,549,601	$84,972,555	$63,730,544	$49,106,873	$44,360,894	$48,560,852	$45,233,378

Interest expenses remain high in 2007 as the result of increased levels of debt financings.  Interest costs on the convertible debenture financing that occurred in December 2006 and the accretion of the equity component of these debentures, interest on the bank loan and long term debt, both of which were put into place in 2007 and quarry production equipment that was financed during 2006 are included in interest expense.  Indirect quarry costs increased as the Company continues with early operations at the MVQ.  As compared to 2006 where the Company utilized all contractors, in 2007 the Company is now performing the work with its own personnel. Administrative and other expenses have increased over the first quarter of 2007 and the second quarter of 2006 due to additional professional fees and shareholder service costs as the Company proceeds with early operations and ongoing development.

Major Events in 2007

Second Quarter 2007

•      Sales from the MVQ were 600,452 tonnes with a positive gross margin and an average selling price of $8.68 per tonne for crushed aggregates and $6.91 per tonne for aggregates produced to a top size specification only.

•      The Company signed a three year deal with Suncor Energy Inc. to supply various construction aggregates from the MVQ.

•      1,535,313 stock options were issued during the quarter to employees, directors and advisors at a price of $3.12.

First Quarter 2007

•      Sales from the MVQ were 74,293 tonnes with a positive gross margin and an average selling price of $8.02 per tonne as compared to the yearly average for 2006 of $3.04 per tonne.

•      The Company received a purchase order for 500,000 tonnes of aggregate with delivery commencing in the second quarter.

•      Regulatory approval for the SHR was received and initial tree clearing was started.

•      Birch Mountain signed a $15.5 million credit facility with Brookfield Bridge Lending Fund Inc. The facility will provide the Company with financing for the continued development and construction of the SHR and for general corporate purposes.

•      Joel Jarding was appointed as President and Chief Operating Officer and Doug Rowe was appointed Executive Chairman and CEO.

•      725,000 stock options were issued during the quarter to employees, directors and advisors at a price of $2.80.

6

SECOND QUARTER FINANCIAL RESULTS

RESULTS OF OPERATIONS

For the Three Months Ended June 30, 2007

The Company incurred a loss of $5,912,191 in the three month period ended June 30, 2007 (2006–$1,607,295) and as at June 30, 2007, had an accumulated deficit of $27 million.

Income

The Company earned revenues from limestone sales of $4,269,313 (2006 - $87,829) in the second quarter of 2007.  Additional revenue of $540,602 (2006 - $nil) was generated through contract trucking from the quarry to customers.  Total cost of goods sold for the limestone sales was $3,224,258 (2006 - $79,105) and was $517,334 (2006 - $nil) for the contract trucking.

During the second quarter ended June 30, 2007, the Company earned interest income of $68,312 as compared to $164,358 in 2006, decreasing due to a decline in cash balances.

Expenses

During the second quarter of 2007, expenses totaled $7,048,826 (2006 - $1,780,377). Total expenses increased in 2007 as the Company continued with early operations, while in 2006 operations only commenced in May 2006.  Interest expense on long-term debt, convertible debentures and capital leases was incurred during the second quarter 2007 while there were no financing instruments during the period in 2006 and hence no interest expense.

Expenses	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006
Amortization, Accretion and Depletion	$217,219	$ 29,332
Interest and Bank Charges	1,047,294	10,725
Mineral Exploration Costs	122,179	201,144
Office	191,494	115,095
Professional Fees	598,406	190,213
Indirect Quarry Costs	3,718,667	423,817
Salaries, Wages and Benefits	508,544	215,189
Shareholder Services and Promotion	265,411	341,361
Stock-based Compensation	379,614	253,501
Total Expenses	$7,048,826	$ 1,780,377

Total expenses increased by $5.2 million or 293% relative to the second quarter of 2006.

•

Amortization, accretion and depletion increased $187,887 due to accretion of asset retirement obligations and depletion on the quarry which were not recorded in the quarter ended 2006; Additionally there was an increase in capital asset amortization due to more equipment.

•

Interest and bank charges have increased $1,036,569 in the second quarter of 2007 as a result of $519,434 in interest on the $34.5 million convertible debenture issued in December 2006 and $285,571 accretion of the unamortized discount on these debentures.  Additionally, interest of $126,142 was recorded on the bank loan and $91,457 on the long term debt.  The Company did not have the debentures or debt financings in the second quarter of 2006.

•

Mineral exploration costs have decreased by $78,965 as the Company was focused on quarry operations during the quarter ended June 30, 2007 with less spending on exploration activities as compared to 2006.

•

Office costs increased slightly, by $76,399, as a result of more activity at the quarry during 2007.

•

Professional fees increased by $408,193 due mainly to the amortization of financing fees on the convertible debentures in the amount of $181,272 which was not reported in 2006 as the debentures were not issued until the fourth quarter of 2006.  Additionally, $100,852 of stock-based compensation expense for options granted to advisors in previous periods was reported in the quarter for 2007 and not recorded in 2006.

•

Indirect quarry costs have increased due to the increased operations of the quarry in the quarter ended June 30, 2007, which were minimal during the quarter ended June 30, 2006.  During the second quarter of 2006, the quarry had just begun aggregate operations.

•

Salaries and benefits increased by $293,355 as a result of $182,000 in directors fees recorded in second quarter 2007, which were not recorded in 2006.

•

Shareholder services and marketing decreased by $75,950 as the Company focused on early operations with less emphasis on investor relations.

•

Stock based compensation increased by $126,113 due to a slightly higher number of outstanding options.

7

SECOND QUARTER FINANCIAL RESULTS

Indirect Quarry Costs

During the second quarter of 2007, the Company spent a total of $3,718,667 on indirect quarry costs compared to $423,817 in the second quarter of 2006.  The Company had just begun initial aggregate operations in the second quarter of 2006 and had minimal quarry staff compared to the second quarter of 2007 where the quarry was producing aggregates in various specifications for current and expected orders, running a seven day a week, 24 hour quarry operation.

Indirect Quarry Costs	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006
Quarry maintenance – road maintenance, grading, snow removal, dewatering	$208,555	$ -
General contractors – security, quality control, supervisors	109,602	76,905
Environmental monitoring – independent consultant monitoring of air, water, fish, noise and wildlife as required by regulatory and environmental approvals	162,388	20,171
Equipment – rentals, fuel, repairs and maintenance	385,362	63,027
General costs – site office, supplies	172,698	5,484
In-quarry material handling	1,738,197	-
Travel and accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meal costs	268,843	25,126
Salaries, wages and benefits – supervisor and non-production staff salaries and benefits	645,717	85,125
Scale house – personnel and supplies	27,305	-
Royalties	-	147,979
Indirect Quarry Costs	$3,718,667	$ 423,817

Indirect quarry costs increased by $3,294,850 or 777%.  During the quarter ended June 30, 2006, the quarry had begun initial production resulting in small amounts of indirect quarry costs as pre-production costs were capitalized.  In the quarter ended June 30, 2007, the quarry was in early operations and had produced 546,000 tonnes of aggregate and sold 600,452 tonnes.

The two largest expense increases related to in-quarry material handling, an increase of $1.7 million and salaries, wages and benefits, an increase of $560,000.  Continuing quarry development, for the planned production levels, amounted to $1.7 million of material handling costs within the quarry.  These are costs to move and expose the different types of limestone rock that feed the crushers that is characteristic of early quarrying and mining developments.  As quarry development continues and the deepest limestone rock is removed over the next several quarters, the crushing spreads will be relocated to the quarry bottom and these in-quarry handling costs will decline substantially.

Salaries, wages and benefits have increased due to the production levels in 2007 as compared to 2006.  A portion of the quarry employees and any head office staff working on quarry planning, sales and business development are indirect to production and are not included in inventory.

Shareholder Services and Marketing

The Company spent a total of $265,411 on shareholder services and marketing during the second quarter of 2007 compared to $341,361 in the second quarter of 2006.

8

SECOND QUARTER FINANCIAL RESULTS

Shareholder Services and Marketing	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006
Annual general meeting – printing and mailing of proxy circular	$ 62,053	$68,638
General services –transfer agent, press releases and general investor mailing	24,612	82,084
Investor relations	20,190	24,307
Marketing–advertising, promotion and marketing fees	19,950	45,889
Marketing fee	64,530	-
Stock exchange costs – listing and filing fees	44,670	68,639
Travel and accommodation – executive and board travel	29,406	51,804
Total Shareholder Services and Marketing	$ 265,411	$ 341,361

Total shareholder service and marketing costs decreased $75,950 or 22% due to decreased spending on general services, stock exchange costs and travel and accommodation, resulting from less activity in 2007 for investor road shows, printing of investor packages and less promotion as compared to 2006.  During the three months ended June 30, 2007, marketing fees payable to Hammerstone Products Ltd. of $64,530 were accrued based on sales for the quarter.

Professional Fees

The Company spent a total of $598,406 on professional fees during the second quarter of 2007 compared to $190,213 in the second quarter of 2006.

Professional Fees	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006
Accretion expense on debenture financing fees	$ 181,272	$ -
Accounting, tax and audit	124,969	51,462
Information technology	79,049	20,010
Legal	112,264	48,714
Stock based compensation	100,852	70,027
Total Professional Fees	$ 598,406	$ 190,213

Total professional fees increased $408,193 or 214% due to new expenses for items that were not recorded in June 30, 2006 which included $181,272 for the accretion expense on debenture financing costs.  Accounting, tax and audit fees have increased $73,507 due to additional work performed by the Company’s auditors as a result of the increased complexity of the operations and the work performed by consultants for ongoing Sarbanes Oxley documentation and testing.  The Company spent additional fees to consultants to upgrade the email, network capacities and servers.  Legal fees increased as a result of fees paid for preparation and review of long-term aggregate contracts.

Mineral Development Costs

During the second quarter of 2007, the Company reported total expenditure on mineral properties of $6,289,384 of which $6,167,205 was capitalized.

Mineral Development Costs	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006
Asset retirement obligation	$ (724,500)	$ 490,000
Administration	230,345	149,783
Equipment	-	-
Land lease and permit	5,563,355	22,977
Materials, services and drilling	40,816	1,469,829
Site preparation	587,760	6,933,504
Stripping costs	147,495	-
Salaries	232,933	313,663
Stock-based compensation	67,825	-
Travel and accommodations	21,175	102,254
Subtotal Mineral Development Costs	6,167,205	9,482,010
Mineral Exploration Costs	122,179	201,144
Total Mineral Expenditures	$6,289,384	$ 9,683,154

9

SECOND QUARTER FINANCIAL RESULTS

Total spending decreased as a result of less site development during 2007 as early operations were underway.  During the first six months of 2006, the Company was opening the quarry site, stripping over burden, building roads and exposing the rock in a pre-production phase.  As the Company moved into operations, more spending was focused on operations and less on development.  This resulted in $6.3 million less spending on site preparation and $1.4 million less on materials, services and drilling in 2007 as compared to 2006.  These decreases were offset by a $5.6 million dollar increase in land, lease and permit costs.  During second quarter 2007, management obtained additional information regarding a payment it had made in the last quarter of 2006, which was recorded as a deposit because the Company anticipated recovering the payment during 2007.  Subsequent discussions with interested parties indicated that although there is strong interest in using the land for a new town development and it is believed that the outcome will be resolved in the Company’s favour, the Company has reclassed this amount from current deposits to long term assets by including it in the land costs of mineral properties.

Mineral exploration costs decreased by $78,965 due to decreased surface exploration activity in the second quarter of 2007.  In 2006, Birch Mountain focused most of its resources on the opening and development of the MVQ.  During the second quarter of 2007, the Company has significantly reduced costs relating to industrial minerals development and exploration to concentrate on the operation of the quarry.

For the Six Months Ended June 30, 2007

The Company incurred a loss of $9,539,755 in the six month period ended June 30, 2007 (2006–$3,672,574).

Income

The Company earned revenues from limestone sales of $4,864,797 (2006 - $87,829) in the six months ended June 30, 2007.  Additional revenue of $804,260 (2006 - $nil) was generated through contract trucking from the quarry to customers and interest income of $114,921 (2006 - $380,157).  Total cost of goods sold for the limestone sales was $3,717,513 (2006 - $79,105) and was $773,065 (2006 - $nil) for the contract trucking.

During the six months ended June 30, 2007, the Company earned interest income of $114,921 as compared to $380,157 in 2006.  The higher amount in 2006 was a result of higher cash balances invested following the Company’s $36,000,000 financing in September 2005.

Expenses

During the six months ended June 30, 2007, expenses totaled $10,833,155 (2006 - $4,061,455). Total expenditures have increased in 2007 as the Company moved forward with operations and commenced recording interest expense on long term debt and convertible debentures.

Expenses	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Amortization, accretion and depletion	$ 438,389	$ 48,045
Interest and bank charges	1,990,909	12,787
Mineral exploration costs	229,731	474,954
Office	313,166	233,363
Professional fees	907,719	367,998
Indirect quarry costs	4,396,012	597,485
Salaries, wages and benefits	771,001	512,669
Shareholder services and marketing	590,787	601,356
Stock-based compensation	1,195,441	1,212,798
Total Expenses	$ 10,833,155	$4,061,455

Total expenses increased by $6,771,700 or 167% as compared to the six months ended June 30, 2006.

•

Amortization, accretion and depletion increased $390,344 due to accretion of asset retirement obligations and depletion on the quarry which were not recorded in the quarter ended 2006; Additionally there was an increase in capital asset amortization due to more equipment.

•

Interest and bank charges have increased $1,978,122 for the six months ended June 30, 2007 as a result of $1,184,385 in interest on the $34.5 million convertible debenture issued in December 2006 and $564,796 accretion of the unamortized discount on the convertible debenture.  Additionally, the Company paid approximately $210,000 of interest on financed mining equipment.  The Company did not have the debentures or long term debt in the period during 2006.

10

SECOND QUARTER FINANCIAL RESULTS

•

Mineral exploration costs decreased by $245,223 due to decreased surface exploration activity in the six months ended June 30, 2007.

•

Office costs increased slightly by $79,805 due to general increases in business activity as compared to 2006.

•

Professional fees increased by $539,721 due mainly to an early payout penalty of $101,330 on the capital lease with Royal Bank of Canada and $181,272 for accretion of financing costs on the convertible debentures, both costs which did not exist in 2006.  Additionally, the Company incurred increased fees for work performed by the Company’s auditors as the operations become more complex and consulting fees for ongoing Sarbanes Oxley documentation and testing which did not begin until the third quarter of 2006.

•

Indirect quarry costs have increased due to the increased operations of the quarry in the six months ended June 30, 2007, which were minimal during the six months ended June 30, 2006.  During the second quarter of 2006, the quarry had just begun aggregate operations.

•

Salaries, wages and benefits increased by $228,332 due to additional personnel at head office, plus an added quarry administrator and stock based compensation decreased slightly by $17,357.

•

Shareholder services and promotion costs decreased slightly by $10,569 due to a small decline in investor relations activity during 2007 as compared to 2006.

•

Stock based compensation decreased by $17,357 due to fewer options issued during the six months ended June 30, 2007 as compared to those issued in the first six months of 2006.

Indirect Quarry Costs

During the six months ended June 30, 2007, the Company spent a total of $4,396,012 on indirect quarry costs compared to $597,485 in the six months ended June 30, 2006.

Indirect Quarry Costs	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Quarry maintenance – road maintenance, grading, snow removal, dewatering	$239,151	$ -
General contractors – security, quality control, supervisors	113,713	150,572
Environmental monitoring – independent consultant monitoring of air, water, fish, noise and wildlife as required by regulatory and environmental approvals	162,388	89,731
Equipment – rentals, fuel, repairs and maintenance	511,821	63,026
General costs – site office, supplies	436,892	5,902
On site handling costs	1,738,197	-
Travel and accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meal costs	323,124	25,440
Salaries, wages and benefits – supervisor and non-production staff salaries and benefits	843,422	114,833
Scale house – personnel and supplies	27,305	-
Royalties	-	147,982
Indirect Quarry Costs	$ 4,396,012	$ 597,485

Indirect quarry costs increased by $3,798,527 or 636%.  During the six months ended June 30, 2006, the quarry had just began initial production resulting in small amounts of indirect quarry costs as pre-production costs were capitalized.

The two largest expense increases related to on-site material handling, an increase of $1.7 million and salaries, wages and benefits, an increase of $728,589.  Continuing quarry development, for the planned production levels, amounted to $1.7 million of material handling costs within the quarry.  These are costs to move and expose the different types of limestone rock that feed the crushers that is characteristic of early quarrying and mining developments.  As quarry development continues and the deepest limestone rock is removed over the next several quarters, the crushing spreads will be relocated to the quarry bottom and these in-quarry handling costs will decline substantially.

Salaries, wages and benefits have increased due to the increased production levels in 2007 as compared to 2006.  A portion of the quarry employees and any head office staff working on quarry planning, sales and business development are indirect to production and are not included in inventory.

11

SECOND QUARTER FINANCIAL RESULTS

Shareholder Services and Marketing

The Company spent a total of $590,787 on shareholder services and marketing during the six months ended June 30, 2007 compared to $601,356 in six months ended June 30, 2006.

Shareholder Services and Marketing	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Annual general meeting – printing and mailing of proxy circular	$ 69,200	$ 68,366
General services –transfer agent, press releases and general investor mailing	48,986	102,576
Investor relations	47,039	53,956
Investor relations stock compensation	169,500	-
Marketing fee	70,537	-
Marketing –advertising, promotion and marketing fees	36,183	92,240
Stock exchange costs – listing and filing fees	85,057	141,569
Travel and accommodation – executive and board travel	64,287	142,649
Total Shareholder Services and Marketing	$ 590,787	$ 601,356

Total shareholder service and marketing cost decreased $10,569 or 2% due to decreased spending on general services, stock exchange costs and travel and accommodation, resulting from less activity in 2007 as compared to 2006 for investor road shows, printing of investor packages and less promotion.  During the six months ended June 30, 2007, stock compensation expense of $169,500 was recorded for stock options granted to an investment advisor to the Company and marketing fees payable to Hammerstone Products Ltd. of $70,537 were accrued based on sales for the period.

Professional Fees

The Company spent a total of $907,719 on professional fees during the six months ended June 30, 2007 compared to $367,998 in 2006.

Professional Fees	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Accretion expense on debenture financing fees	$ 181,272	$ -
Accounting, tax and audit	199,521	113,338
Financing payment on long term debt	101,330	-
Information technology	115,963	48,135
Legal	174,152	72,954
Stock based compensation	135,481	133,571
Total Professional Fees	$ 907,719	$ 367,998

Total professional fees increased $539,721 or 147% due to new expenses for items that were not recorded in June 30, 2006 which included financing penalty on the early termination of a capital lease for $101,330 and the accretion expense on debenture financing costs of $181,272. Accounting, tax and audit fees have increased $86,183 due to additional work performed by the Company’s auditors as a result of the increased complexity of the operations and the work performed by consultants for ongoing Sarbanes Oxley documentation and testing.  The Company spent additional fees to consultants in 2007 to upgrade the email, network capacities and servers.  Legal fees increased as a result of fees paid for preparation and review of long-term aggregate contracts negotiated in 2007.

12

SECOND QUARTER FINANCIAL RESULTS

Mineral Development Costs

During the six months ended June 30, 2007, the Company spent a total of $7,119,218 of which $6,889,487 was capitalized.

Mineral Development Costs	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Asset retirement obligation	$(820,359)	$ 745,000
Administration	331,989	470,200
Assay and geological	-	-
Equipment	-	-
Land lease and permit	5,641,498	23,127
Materials, services and drilling	86,697	3,427,071
Site preparation	638,641	11,519,887
Stripping costs	147,495	-
Salaries	471,318	561,105
Stock-based compensation	356,951	-
Travel and accommodations	35,256	196,662
Subtotal Mineral Development Costs	6,889,487	16,943,052
Mineral Exploration Costs	229,731	474,954
Total Mineral Expenditures	7,119,218	17,418,006

During the six months ended June 30, 2007, the Company has significantly reduced costs relating to industrial minerals development and exploration as the Company concentrated on the early operations of the quarry.   In 2006, Birch Mountain focused most of its resources on the opening, construction and development of the MVQ.

Total spending decreased by $10.3 million as a result of less site development during 2007 as early operations were underway.  This resulted in $10.8 million less spending on site preparation and $3.3 million less on materials, services and drilling in 2007 as compared to 2006.  These decreases were offset by a $5.6 million dollar increase in land costs.  During second quarter 2007, management obtained additional information regarding a land payment it had made in the last quarter of 2006, which was recorded as a deposit because the Company anticipated recovering the payment during 2007.  Subsequent discussions with interested parties indicated that although there is strong interest in using the land for a new town development and it is believed that the outcome will be resolved in the Company’s favour, the Company has reclassed this amount from current deposits to long term assets by including it in the land costs of mineral properties.

Mineral exploration costs in the second quarter of 2007 were $229,731 as compared to $474,954 in 2006.

13

ADDITIONAL DISCLOSURE

LIQUIDITY AND CAPITAL RESOURCES

Birch Mountain is a developing company with insufficient revenue as yet to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  The Company has incurred operating losses since its inception in 1995, and as of June 30, 2007, has an accumulated deficit of $27 million (December 31, 2006 - $17,484,901).  Losses are from costs incurred in the operation and development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology.  Results of operations have fluctuated from period to period and due to the nature of the operation and revenue streams are expected to do so in the future. Future operating losses may occur as a result of the continued operation of the MVQ and development of the Hammerstone Project.

The Company has a working capital deficit at June 30, 2007 of $7.7 million, a decrease of approximately $17 million from December 31, 2006.  The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $6.9 million on mineral development and exploration, $4.4 million on indirect quarry costs and purchased approximately $2.8 million in property, plant and equipment during the six months ended June 30, 2007.   Additionally, the working capital balance was reduced by $5.6 million as a result of a reclassification from deposits and to mineral properties of an amount for land rights that was paid in 2006.  Subsequent discussions with interested parties indicated that although there is strong interest in using the land for a new town development and it is believed that the outcome will be resolved in the Company’s favour, the Company has reclassed this amount from current deposits to long term assets by including it in the land costs of mineral properties.

During the quarter ended June 30, 2007, Birch Mountain received $183,500 (2006 - $148,425) from the exercise of stock options.  Additionally, during the second quarter of 2007, the Company drew an additional $3 million from the senior secured credit facility with Brookfield Bridge Lending Fund Inc. and now has drawn $8.5 million of the $15.5 million available on the facility.  The remainder of the facility may be drawn as project financing for the construction of the SHR.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2007 without significant cash receipts from product sales from the quarry or financings through debt and/or equity.  The Company is actively pursuing sales opportunities and is presently quoting to provide aggregates of varying types to several large construction projects scheduled for the last half of 2007 as well as discussing debt and equity strategies with its financial advisors.  Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future.  There can be no assurance that the efforts will be successful.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.  These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

14

ADDITIONAL DISCLOSURE

COMMITMENTS

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus general operating leases and long term debt repayments.  All commitments are disclosed in the notes to the Company’s consolidated financial statements.

At June 30, 2007, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 315,146 hectares (778,726 acres).  Lease payments, along with associated fees in 2007 and years beyond, will be approximately $400,000 annually if Birch Mountain continues to hold all of its mineral leases into the future and will increase once current lease conversion applications are processed.  Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so.  Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

In December 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  During the six months ended June 30, 2007 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007.  Assuming no conversions, interest expense relating to the debentures will be approximately $517,500 quarterly.

During 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance an aggregate crushing and screening plant costing $6,922,050 plus GST.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year.

In May 2007, the Company entered into a non-revolving senior secured credit facility totaling $15.5 million repayable on June 30, 2008 with an option to extend the term for an additional year.  The facility bears interest, calculated and payable monthly, at CIBC prime rates plus 3%. The Company provided a first floating charge debenture over the Company’s mineral properties and a general security agreement over all assets as collateral for this facility.  At June 30, 2007, the Company had drawn $8.5 million against this facility and had incurred $632,000 of deferred financing charges for arranging this financing. Deferred financing charges will be amortized over the term of the facility.  The facility had an effective interest rate of 9.0% during the quarter.  Some restrictions apply for further advances on the facility.

The Company is required to reclaim any land disturbances as detailed in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by independent reclamation specialists to the Company, the costs for third parties to return the MVQ to its reclaimed status as at June 30, 2007, would be $1,738,983.  For financial statement purposes, these costs have been discounted to $307,016.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2,000,000 for this reclamation work.  The Company must re-evaluate this annually and post additional security with Alberta Environment as required.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees have been cut.  A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared and sold for processing.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential taxes payable, interest and penalties payable in the amount of $2.4 million has been accrued as an other current liability.  During 2006, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency (the “CRA”) reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may stretch over many future years and could vary by up to an estimated fifteen percent.  During 2007, the Company met with representative from the CRA to determine their course of action with respect to individual shareholders and no additional information or instruction is available as the CRA are assessing the circumstances.

15

ADDITIONAL DISCLOSURE

RISKS AND UNCERTAINTIES

In preparing the consolidated financial statements, management is required to disclose risks and uncertainties.  These disclosures have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006, except for additional covenants on debt facilities that, should the company not comply with the covenants, the lenders could require the debt be repaid immediately and at a time when the Company does not have the financial resources for repayment or may exercise their security interests over the assets of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The management of the Company is responsible for designing an effective system of disclosure controls and internal controls over financial reporting.  During the six months ended June 30, 2007, the CEO and CFO evaluated whether there were any material changes in internal controls over financial reporting pursuant to National Instrument 52-109 (“NI 52-109) Certification for Disclosure in Issuer’s Annual and Interim Fillings.  There were no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting except for ongoing changes to address the following material weaknesses that have been documented by management, as a result of its review of internal controls during the second quarter.

1.     Design weaknesses relating to

a) timeliness of financial information;

b) effective review and monitoring of expenses; and

c) consistent application of company’s human resources policies; and

Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and is implementing enhanced control and monitoring processes.

2.    Design weaknesses related to overall communication and weak senior level tone with respect to Company’s control procedures.  Management believes the rapid growth at a remote location has created the need for enhanced education and communication, which is being implemented.

The above items have been reported in detail to the Board of Directors and the Audit Committee, which is overseeing remediation.

FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other current liabilities approximates their fair value because of the short-term maturities of these items.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties during the period:

	For the 3 months ended June 30, 2007	For the 3 months ended June 30, 2006	For the 6 months ended June 30, 2007	For the 6 months ended June 30, 2006
Professional fees related to promotions paid to a company controlled by the spouse of a director and reported in shareholder services	-	-	-	5,700
Consulting and legal fees paid to companies owned by officers and reported in professional fees	5,344	10,900	11,992	24,966
Legal fees paid to a law firm in which an officer was a partner and reported in professional fees	136,296	54,666	198,619	54,891
Wages paid to a related party employee and reported in salaries and benefits	10,440	24,630	20,973	34,435

At June 30, 2007, $150,139 (2006 - $21,452) of these amounts were included in accounts payable.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that they believe are reasonable based upon the information available.  These estimates and assumptions have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006.

16

ADDITIONAL DISCLOSURE

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

As of January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1506 “Accounting Changes”, 1530, "Comprehensive Income", 3251 "Equity", 3855, "Financial Instruments - Recognition and Measurement", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges." For a detailed discussion about the accounting policies adopted please refer to Note 2 of the consolidated financial statements for the three month period ended June 30, 2007.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards are effective January 1, 2008.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Section 3861, “Financial Instruments — Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. We are currently assessing the impact of these new standards on our financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

17